Exhibit 21.1

Subsidiaries of OppFi Inc.

Name of Subsidiary	Jurisdiction of Organization
Opportunity Financial, LLC	Delaware
Opportunity Funding SPE II, LLC	Delaware
Opportunity Funding SPE III, LLC	Delaware
Opportunity Funding SPE IV, LLC	Delaware
Opportunity Funding SPE V, LLC	Delaware
Opportunity Funding SPE VI, LLC	Delaware
Opportunity Manager, LLC	Delaware
OppWin, LLC	Delaware
Opportunity Financial Card Company, LLC	Delaware
OppWin Card, LLC	Delaware